Filed pursuant to Rule 433

January 30, 2023

Relating to

Preliminary Prospectus Supplement dated January 30, 2023 to

Prospectus dated June 18, 2021

Registration Statement No. 333- 257194

Tyco Electronics Group S.A.
$500,000,000 4.500% Senior Notes due 2026

Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$500,000,000 aggregate principal amount of 4.500% senior notes due 2026 (the “Notes”)

Maturity Date:	February 13, 2026

Coupon:	4.500% per annum

Price to Public:	99.811% of face amount

Yield to Maturity:	4.568%

Spread to Benchmark Treasury:	60 basis points

Benchmark Treasury:	UST 3.875% due 2026

Benchmark Treasury Price/Yield:	99-23 ¾ / 3.968%

Interest Payment Dates:	February 13 and August 13, commencing on August 13, 2023

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at its option at any time at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to Treasury Rate plus 10 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	January 30, 2023

Settlement Date:	February 13, 2023 (T+10)*

CUSIP:	902133 AZ0

ISIN:	US902133AZ06

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Academy Securities, Inc. Barclays Capital, Inc. Credit Suisse Securities (USA) LLC ICBC Standard Bank Plc Loop Capital Markets LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the tenth business day following the Trade Date (“T+10”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA.

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the United Kingdom.